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02034784

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Media Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3859 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dl

DATE : 6/13/02

82-3859

BCSC

British Columbia Securities Commission

02 JUN 10 AM 11:38

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

AR/S
12-31-01

INCORPORATED AS PART: **X** **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
United Media Limited	December 31, 2001	2002/ 05 / 20
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
Canada 1209 Madison Avenue, Burnaby, Vancouver, BC V5C 4Y4 Canada	604-298-7121	604-298-1298
Hong Kong Unit 1, 12/F., Kodak House, Phase II, 39 Healthy Street East, North Point , Hong Kong	852-2562-0885	852-2524-9506
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Canada: Amy Ho	*Administrative Officer*	604-298-1298
Hong Kong: Cliffton Lau	Accountant	852-2524-9506
Contact Email Address investor.relations@umhl.com	*Web Site Address* www.umhl.com	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **Danny T.H. Hui (Signed)**	*Print Full Name* Danny T.H. Hui	*Date Signed* YY/MM/DD 2002/ 05 / 20
Director's Signature **Tammy W.Y. Hui (Signed)**	*Print Full Name* Tammy W.Y. Hui	*Date Signed* YY/MM/DD 2002/ 05 / 20

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ____ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
United Media Limited	December 31, 2001	2002/ 05 / 20
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
Canada 1209 Madison Avenue, Burnaby, Vancouver, BC V5C 4Y4 Canada	604-298-7121	604-298-1298
Hong Kong Unit 1, 12/F., Kodak House, Phase II, 39 Healthy Street East, North Point , Hong Kong	852-2562-0885	852-2524-9506
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Canada: Amy Ho	*Administrative Officer*	604-298-1298
Hong Kong: Cliffton Lau	Accountant	852-2524-9506
Contact Email Address investor.relations@umhl.com	*Web Site Address* www.umhl.com	
CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **Danny T.H. Hui (Signed)**	*Print Full Name* Danny T.H. Hui	*Date Signed* YY/MM/DD 2002/ 05 / 20
Director's Signature **Tammy W.Y. Hui (Signed)**	*Print Full Name* Tammy W.Y. Hui	*Date Signed* YY/MM/DD 2002/ 05 / 20

UNITED MEDIA LIMITED
QUARTERLY REPORT
SCHEDULE B
December 31, 2001

1. a) **Deferred Exploration Costs:**

- nil.

b) **Expenditures Made to Non-Arms Length Parties**

- CDN$480,000 paid or payable for management services by a director
- CDN$216,500 paid or payable to a related company for lease of premises

2. a) **Common shares issued during the period**

Type of Securities	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
Common	Bonus issue	100,000	CDN$1.04	CDN$104,000	Loan guarantee
Total		100,000		CDN$104,000	

b) **Stock options granted during the period:**

Date of Grant	Expiry Date	Optionee	Position	Price	No. of Shares
Total					Nil

3. a) **Authorized Share Capital:**

- 50,000,000 no par value common shares

Issued	No. of Shares	Amount (CDN$'000)
Balance , beginning of period	12,608,544	5,361
Issue bonus shares	100,000	43
Balance, end of period	12,708,544	5,404

bi) Stock Options:

As at December 31, 2001, the following stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
592,000	CDN$0.50	July 27, 2004

A summary of stock option activities for the period presented is as follows:

Outstanding as at December 31, 2000	592,000
Cancelled	Nil
Exercised	Nil
Granted	Nil
Outstanding as at December 31, 2001	592,000

bii) Warrants

As at December 31, 2001, the following share purchase warrants are outstanding:

Number of Shares Purchase Warrants	Exercise Price	Expiry Date
Nil	Nil	Nil

A summary of share purchase warrants activities for the period presented is as follows:

Outstanding as at December 31, 2000	Nil
Expired	Nil
Granted	Nil
Outstanding as at December 31, 2001	Nil

c) **Escrow Shares**

- Nil

d) **Conversion Options of Issued Shares of ChineseE.com Corporation**

As at December 31, 2001, the following conversion options are outstanding

Number of Conversion Options	Exercise Price	Expiry Date
1,513,000	Each conversion option entitling the holder to tender to United Media Limited in exchange for that number of common shares equal to the result obtained by dividing US$1.00 by, in year one, the greater of US$1.50 or the minimum market price and, in year two, the total of the year one conversion price plus US$0.25	Conversion period of 2 years from April 3, 2000

A summary of conversion option activities for the period presented is as follows:

Outstanding as at December 31, 2000	1,513,000
Exercised	Nil
Granted	Nil
Outstanding as at December 31, 2001	1,513,000

e) **List of Directors:**

- Danny Tze Ho Hui
- Derek Wen Khan Chang
- Tammy Wai Ying Hui
- Cyrus Kwok Wah Hui
- Michael Jeffrey Werner

List of Officers:

President – Danny Tze Ho Hui

Secretary – Tammy Wai Ying Hui

UNITED MEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

02 JUN 19 ...

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
United Media Limited

We have audited the consolidated balance sheets of United Media Limited as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

May 17, 2002 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

UNITED MEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31					
	2001			2000		
	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000
ASSETS						
Current						
Cash and bank deposits	$ 23	$ 36	$ 179	$ 252	$ 349	$ 1,955
Trade accounts receivable	1,001	1,552	7,759	1,193	1,652	9,251
Other receivables and prepayments	453	702	3,509	413	572	3,200
Film and video library	509	789	3,944	546	756	4,234
Amounts due from related companies (Note 5)	57	89	445	-	-	-
Inventories and production supplies	1	1	7	5	7	37
Amounts due from UMEC	1,122	1,738	8,694	1,217	1,685	9,432
Amounts due from directors (Note 6)	-	-	-	149	206	1,157
	3,166	4,907	24,537	3,775	5,227	29,266
Fixed Assets (Note 7)	265	411	2,057	857	1,186	6,640
	$ 3,431	$ 5,318	$ 26,594	$ 4,632	$ 6,413	$ 35,906
LIABILITIES						
Current						
Accounts payable and accrued liabilities	$ 889	$ 1,378	$ 6,890	$ 1,600	$ 2,215	$ 12,401
Income taxes payable	39	61	304	115	159	888
Amount due to joint venture partner	142	220	1,102	142	197	1,102
Due to related parties (Note 8)	43	67	335	106	146	819
Unearned revenue	83	128	639	147	203	1,139
Other loan (Note 11)	1,290	2,000	10,000	-	-	-
Current portion of bank loan (Note 10)	65	100	500	451	625	3,500
Current portion of capital lease obligations (Note 9)	11	17	86	-	-	-
	2,562	3,971	19,856	2,561	3,545	19,849
Bank Loan (Note 10)	-	-	-	65	89	500
Long Term Portion Of Capital Lease Obligations (Note 9)	11	17	86	-	-	-
Future Income Taxes	94	146	731	94	131	731
Non-Controlling Interests	1,346	2,086	10,429	1,393	1,929	10,798
	4,013	6,220	31,102	4,113	5,694	31,878
SHAREHOLDERS' EQUITY (DEFICIENCY)						
Share Capital (Note 12)	3,965	5,465	30,695	3,898	5,361	30,175
Deficit	(4,547)	(6,367)	(35,203)	(3,379)	(4,642)	(26,147)
	(582)	(902)	(4,508)	519	719	4,028
	$ 3,431	$ 5,318	$ 26,594	$ 4,632	$ 6,413	$ 35,906

Approved by the Board of Directors:

"Danny T.H. Hui" "Tammy W.Y. Hui"

UNITED MEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED DECEMBER 31					
	2001			2000		
	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000
Sales (Note 6)	$ 4,004	$ 6,208	$ 31,039	$ 6,041	$ 8,364	$ 46,830
Cost Of Sales	(2,890)	(4,479)	(22,392)	(4,310)	(5,968)	(33,414)
Gross Margin	1,114	1,729	8,647	1,731	2,396	13,416
Expenses						
General and administration expenses (Note 17)	1,391	2,157	10,787	2,848	3,941	22,067
Operating lease rentals	316	490	2,450	337	467	2,615
Bad debts written off	-	-	-	26	36	202
Loss on disposal of fixed assets	109	168	842	1	2	10
Exchange difference	7	(74)	61	12	17	94
	1,823	2,741	14,140	3,224	4,463	24,988
Depreciation And Finance Charges						
Depreciation and amortization	49	77	384	191	264	1,480
Interest and charges	63	99	493	16	22	125
	112	176	877	207	286	1,605
Other Income	92	143	715	64	89	496
Amortization Of Deferred Gain	-	-	-	268	371	2,079
Gain On Dilution Of Interest In Subsidiary	-	-	-	17	25	132
Write Down Of Fixed Assets	(472)	(730)	(3,653)	-	-	-
	(380)	(587)	(2,938)	349	485	2,707
(Loss) Earnings Before Income Taxes	(1,201)	(1,775)	(9,308)	(1,351)	(1,868)	(10,470)
Provision For Income Taxes						
Current	(15)	(24)	(118)	(29)	(40)	(222)
Loss For The Year Before Non-Controlling Interests	(1,216)	(1,799)	(9,426)	(1,380)	(1,908)	(10,692)
Non-Controlling Interests	48	74	370	205	283	1,587
Net (Loss) Earnings For The Year	(1,168)	(1,725)	(9,056)	(1,175)	(1,625)	(9,105)
Deficit, Beginning Of Year	(3,379)	(4,642)	(26,147)	(2,204)	(3,017)	(17,042)
Deficit, End Of Year	$ (4,547)	$ (6,367)	$ (35,203)	$ (3,379)	$ (4,642)	$ (26,147)
Basic Earnings (Loss) Per Share	$ (0.092)	$ (0.136)	$ (0.713)	$ (0.09)	$ (0.13)	$ (0.73)

UNITED MEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31					
	2001			2000		
	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000	US$'000 (Note 3)	CDN$'000 (Note 3)	HK$'000
Cash Flows From Operating Activities						
(Loss) Earnings for the year	$ (1,168)	$ (1,725)	$ (9,056)	$ (1,175)	$ (1,625)	$ (9,105)
Items not affecting cash:						
Write down of fixed assets	472	730	3,653	-	-	-
Bad debts written off	-	-	-	26	36	202
Depreciation and amortization	49	77	384	191	264	1,480
Gain on dilution of interest in subsidiary	-	-	-	(17)	(25)	(132)
Loss on disposal of fixed assets	109	168	842	1	2	10
Non-controlling interests	(48)	(74)	(370)	(205)	(283)	(1,587)
Amortization of deferred gain	-	-	-	(268)	(371)	(2,077)
Guarantee fee	67	104	520	-	-	-
	(520)	(807)	(4,027)	(1,447)	(2,002)	(11,209)
Net change in non-cash items from operating activities	(570)	(970)	(4,419)	(144)	(199)	(1,115)
	(1,089)	(1,690)	(8,446)	(1,591)	(2,201)	(12,324)
Cash Flows From Investing Activities						
Purchase of fixed assets	(41)	(63)	(319)	(222)	(308)	(1,722)
Proceed from disposal of fixed assets	3	5	24	3	4	25
Amount due from subsidiary of joint venture	95	148	738	(361)	(499)	(2,795)
Advances to related companies	(57)	(89)	(445)	368	510	2,855
	-	1	(2)	(212)	(293)	(1,637)
Cash Flows From Financing Activities						
Bank loan	(452)	(700)	(3,500)	452	625	3,500
Long-term borrowings	1,290	2,000	10,000	65	89	500
Change in capital lease obligation	22	34	172	(35)	(48)	(274)
Shares issued	-	-	-	17	24	132
Shares issued by subsidiary to minority interests	-	-	-	1,503	2,080	11,649
	860	1,334	6,672	2,002	2,770	15,507
Increase (Decrease) In Cash And Bank Deposits	(229)	(355)	(1,776)	199	276	1,546
Cash, Beginning Of Year	252	391	1,955	53	73	409
Cash, End Of Year	$ 23	$ 36	$ 179	$ 252	$ 349	$ 1,955

Interest And Income Taxes Paid						
Interest paid	**$ 63**	**$ 99**	**$ 493**	$ 16	$ 22	$ 125
Income taxes paid	**91**	**140**	**702**	32	44	246

UNITED MEDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. CONTINUING OPERATIONS

The financial statements have been prepared on the basis that the Company continues as a going concern, and is able to carry on trading and to meet its liabilities as they arise for at least 12 months from the date of the approval of the financial statements. The ability of the Company to continue as a going concern is dependent upon its ability to successfully market its products and services, generate revenue and collect cash to support its operation. The financial statements do not reflect the adjustments to the carrying value of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

2. ORGANIZATION AND OPERATIONS

United Media Limited (the Company or UML) is a holding company for several operating companies carrying on business in television program production and distribution, TV commercial production, artiste management and Chinese portal site.

The consolidated financial statements include the results of operations of the Company, its wholly-owned subsidiary, Odeon Productions Limited and 82%-owned subsidiary, ChineseE.com Corporation, which were incorporated in Hong Kong and Cayman Islands respectively, and its 50% owned joint venture, UMEC and its subsidiaries. Odeon Productions Limited's principal activity is the production of TV commercials. UMEC is accounted for by the proportionate consolidated method as the Company's television program production and distribution business is carried on through it. UMEC has the following wholly-owned (unless noted in brackets) subsidiaries:

	Date of Incorporation or Acquisition	Place of Incorporatio n	Principal Activities
United Film & Video Services Limited	September 2, 1987	Hong Kong	Holding of production equipment
United Media Group Limited	May 20, 1993	Hong Kong	Television programs production and distribution, artiste management services, post-production services and advertising sales. Provides management support to UMEC and its subsidiaries
Opus Licensing Inc.	November 10, 1993	British Virgin Islands	Holding the proprietary entertainment programs

2. ORGANIZATION AND OPERATIONS (Continued)

	Date of Incorporation or Acquisition	Place of Incorporation	Principal Activities
United Artiste Management Limited	April 7, 1994	Hong Kong	Dormant
Studio Une Production Inc.	May 1, 1994	Quebec, Canada	Dormant
United Karaoke Ltd.	June 15, 1993	British Columbia, Canada	Dormant
United Karaoke Inc.	June 8, 1994	Washington State, USA	Dormant
Guangzhou TV United Productions Limited (55%)	November 10, 1994	The People's Republic of China	TV program production and distribution in China

3. CURRENCY PRESENTATION

These consolidated financial statements have been prepared using Hong Kong dollars (HK$), which is the currency of the Company's primary economic environment. United States dollar (US$) and Canadian dollar (CDN$) equivalent figures presented in these consolidated financial statements are determined by translating the amounts at the appropriate exchange rates and are for information purposes only.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

b) Basis of Consolidation

The consolidated financial statements comprise the results of the Company, its wholly-owned subsidiary, Odeon Productions Limited, its 82%-owned subsidiary, ChineseE.com Corporation, and its 50% owned joint venture, UMEC, and its subsidiaries. UMEC is accounted for by the proportionate consolidation method as the Company exercises joint control over it.

All significant transactions and balances between and among the Company, its subsidiaries, and UMEC and its subsidiaries are eliminated or proportionately eliminated on consolidation as appropriate.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations and retained earnings from their effective dates of acquisition or up to their effective dates of disposal. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Company share of its net assets on the date of the disposal together with any unamortized goodwill.

Minority interests represent the interests of outside members in the operating results and net assets of a subsidiary.

c) Use of Estimates

The preparation of the consolidated financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, and disclosure of contingencies on the date of the financial statements, and the reported amounts of revenues and expenditures during the reported year. Such estimates include the net realizable value for the purpose of valuation of the film and video library.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

d) Film and Video Library, and Inventories and Production Supplies

Film and video library is valued at the lower of cost and net realizable value.

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) Film and Video Library, and Inventories and Production Supplies (Continued)

Costs including costs of production, costs of materials, television program filming costs, disc pressing, video tape dubbing, post-production and packaging costs, are capitalized and charged to the consolidated statements of operations and retained earnings when the related revenue is recognized. Net realizable value is determined by reference to the related revenue realizable in the ordinary course of business subsequent to the balance sheet date or to management estimates based on prevailing market conditions.

Inventories and production supplies are stated at the lower of cost and net realizable value.

e) Fixed Assets

Fixed assets are stated in the consolidated balance sheets at cost less accumulated depreciation. Depreciation on fixed assets is calculated to write-off their costs to their estimated residual values on a straight-line basis over their expected useful lives as follows. Fixed assets are reviewed regularly for impairment in value and a write down is made when the estimated net realizable value exceeds book value.

	Residual Value	**Expected Useful Lives**
Machinery and equipment	20% of cost	5 years
Computer for ChineseE.com	Nil	3 years
Other fixed assets	Nil	5 years

f) Leased Equipment

Assets held under capital lease are accounted for as if purchased and an amount equivalent to the cost is recorded as fixed assets. The corresponding lease commitments are shown as capital lease obligations. Payments to the lessors are treated as consisting of capital and interest elements. The interest element is charged to the consolidated statements of operations and retained earnings.

g) Deferred Gain

The deferred gain represents the gain arising from the transfer of the Company assets and equity interests in certain subsidiaries to UMEC in return for a 50% interest in UMEC. This gain has been deferred and is being amortized over the life of the contributed assets which, as estimated by management, is five years.

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

h) Revenue Recognition

i) Revenue from TV commercial production services, artiste management services, and other production and post-production services is recognized when the service has been provided.

ii) Revenue from the licensing of television programs is recognized on the delivery of the master tapes. Revenue from the sale of commercial airtime acquired through barter syndication is recognized on the telecasting of the respective advertisements. Deposits received and receivable for untelecasted airtime are included in unearned revenue.

iii) Revenue from the sale of karaoke products is recognized on the transfer of ownership which generally coincides with the time of shipment.

i) Currency Translation

Transactions in foreign currencies are recorded using exchange rates prevailing on the dates of the transactions. Exchange differences arising on current monetary items are included in the operating results. Operating subsidiaries in other countries are treated as integrated foreign operations and, therefore, the financial statements of these subsidiaries are consolidated using the temporal method, which results in the Company reporting foreign activities as if it had undertaken the transactions directly.

j) Income Taxes

Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Under the new method, future income tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities. The future assets and liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

k) Per Share Calculation

The calculation of earnings per common share is based on the weighted average number of common shares outstanding during the year. The calculation of fully diluted earnings per share is based on the weighted average number of common shares after adjusting for the effects of all dilutive potential common shares. Fully diluted loss per share is not presented as the effect is anti-dilutive.

UNITED MEDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Stock Based Compensation Plan

The Company has a stock based compensation plan which is described in Note 10. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock options cancelled is charged to retained earnings.

5. AMOUNTS DUE FROM RELATED COMPANIES

Name of Related Company	Type of Relationship	Outstanding Balance 2001 US$'000	2001 CDN$'000	2001 HK$'000	2000 US$'000	2000 CDN$'000	2000 HK$'000
Guangzhou Qian Qiu Advertising and Media Limited	A company owned by a director	$ 57	$ 89	$ 445	$ -	$ -	$ -

All amounts due from related companies are unsecured, interest free and have no fixed terms of repayment.

6. AMOUNTS DUE FROM DIRECTORS

Amounts due from directors are non-interest bearing and are repayable on demand.

UNITED MEDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

7. FIXED ASSETS

2001

	Cost HK$'000	Accumulated Depreciation and Write Downs HK$'000	Net Book Value HK$'000	Net Book Value US$'000	Net Book Value CDN$'000
Leasehold improvements	$ 4,888	$ 4,367	$ 521	$ 67	$ 104
Furniture and fixtures	1,164	902	262	34	52
Leased equipment	260	52	208	27	42
Machinery and equipment	15,087	14,199	888	115	178
Motor vehicles	1,412	1,234	178	22	35
	$ 22,811	$ 20,754	$ 2,057	$ 265	$ 411

2000

	Cost HK$'000	Accumulated Depreciation HK$'000	Net Book Value HK$'000	Net Book Value US$'000	Net Book Value CDN$'000
Leasehold improvements	$ 5,126	$ 4,312	$ 814	$ 105	$ 145
Furniture and fixtures	1,231	850	381	49	68
Leased equipment	276	122	154	20	28
Machinery and equipment	15,601	10,776	4,825	623	862
Motor vehicles	1,605	1,139	466	60	83
	$ 23,839	$ 17,199	$ 6,640	$ 857	$ 1,186

8. DUE TO RELATED COMPANIES

Name of Related Company	Type of Relationship	Outstanding Balance 2001 US$'000	2001 CDN$'000	2001 HK$'000	2000 US$'000	2000 CDN$'000	2000 HK$'000
Terrier Investments Limited	Shareholder of the Company and is owned by a director	$ 43	$ 67	$ 335	$ 106	$ 145	$ 816
Guangzhou Qian Qiu Advertising and Media Limited	A company owned by a director	-	-	-	-	1	3

$ 43	**$ 67**	**$ 335**	$ 106	$ 146	$ 819

8. DUE TO RELATED COMPANIES (Continued)

Amounts due to related companies are unsecured, interest free and have no fixed terms of repayment.

9. CAPITAL LEASE OBLIGATIONS

The Company has commitments under capital leases to make payments as follows:

	2001			2000		
	US$'00 0	CDN$'000	HK$'000	US$'00 0	CDN$'000	HK$'000
Current portion	$ 11	$ 17	$ 86	$ -	$ -	$ -
Long-term portion	11	17	86	-	-	-
	22	34	172	-	-	-
Imputed interest	2	4	18	-	-	-
	$ 25	$ 38	$ 190	$ -	$ -	$ -

10. BANK LOAN

The Company's bank loan is in the name of Odeon Productions Limited, bears interest at 10.5% per annum, is repayable at HK$500,000 per month from June 2001, and is secured only by the personal covenants of a shareholder of United Media Limited.

11. LOAN PAYABLE

A subsidiary of the Company, Odeon Productions Limited, entered into a loan agreement for HK$10,000,000 repayable with interest at 6% per annum on September 30, 2002. The loan is to provide general working capital and is secured by a debenture in favour of the lender and other personal guarantees.

12. SHARE CAPITAL

Authorized

50,000,000 no par value common shares

12. **SHARE CAPITAL** (Continued)

Issued or Allotted and Outstanding

	Number of Shares	US $	CDN $	HK $
December 31, 2001	**12,708,544**	**$ 3,965,096**	**$ 5,465,000**	**$ 30,695,000**
December 31, 2000	12,608,544	$ 3,898,000	$ 5,361,000	$ 30,175,000

Conversion Option of Issued Shares of Subsidiary Company

On April 3, 2000, ChineseE.com Corporation ("CEC") completed a private equity placement by issuing 1,513,000 Class A convertible preference shares to a group of investors for an aggregate value of US$1,513,000. Each unit of the preference shares has one put or conversion option issued by the Company. The conversion option entitling the holder to tender, for a period of two years from the date of issue of the unit to United Media Limited, in exchange for that number of common shares equal to the result obtained by dividing the US$1.00 subscription price of the preference share of "CEC" by, in year one, the greater of US$1.50 or the minimum market price permitted under the Canadian Venture Exchange policies for the issue of a common share by the Company and, in year two, the total of the year one conversion price plus US$0.25.

Employee Stock Options

The Company has a Director and Employee Stock Option Plan (the "Plan"), which is administrated by the directors of the Company to attract and motivate certain persons who are, in the judgement of the directors, of special value of the Company.

Pursuant to the Plan, the Company granted 592,000 options to certain employees and directors on July 28, 1999. The exercise price of these options was CDN$0.5 per share with an expiry date of July 27, 2004. These options were not exercised as at December 31, 2000.

During the year, the Company issued 100,000 shares at $1.04 per share to a director as compensation for providing personal guarantee for a loan to the Company.

13. JOINT VENTURE

The Company's proportionate share of the assets and liabilities of the UMEC joint venture as at December 31st is:

	2001			2000		
	US$'000	**CDN$'000**	**HK$'000**	US$'000	CDN$'000	HK$'000
Current assets	**$ 725**	**$ 1,124**	**$ 5,620**	$ 1,209	$ 1,674	$ 9,372
Current liabilities	**(1,579)**	**(2,447)**	**(12,235)**	(1,848)	(2,558)	(14,325)
Long-term assets	**121**	**187**	**937**	571	790	4,423
Long-term liabilities including non-controlling interests	**(101)**	**(156)**	**(781)**	(180)	(249)	(1,396)
Net liabilities	**$ (834)**	**$ (1,292)**	**$ (6,459)**	$ (248)	$ (343)	$ (1,926)

For the years ended December 31st, the Company's proportionate share of the revenues, operating expenses and loss of the joint venture is:

	2001			2000		
	US$'000	**CDN$'000**	**HK$'000**	US$'000	CDN$'000	HK$'000
Revenue	**$ 738**	**$ 1,144**	**$ 5,718**	$ 1,678	$ 2,324	$ 13,011
Operating expenses	**508**	**787**	**3,935**	856	1,186	6,640
Loss for the year	**662**	**1,026**	**5,132**	81	113	632

For the years ended December 31st, the Company's proportionate share of cash inflows (outflows) from various activities of the joint venture is:

	2001			2000		
	US$'000	**CDN$'000**	**HK$'000**	US$'00 0	CDN$'000	HK$'000
Operating activities	**$ (4,277)**	**$ (6,629)**	**$ (33,144)**	$ 162	$ 224	$ 1,254
Investing activities	**3**	**5**	**23**	(11)	(15)	(82)
Financing activities	**-**	**-**	**-**	(14)	(20)	(110)

UNITED MEDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

14. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company has commitments under operating leases to make payments in future years as follows:

	2001			2000		
	US$'000	**CDN$'000**	**HK$'000**	US$'000	CDN$'000	HK$'000
Within one year	**$ 17**	**$ 27**	**$ 133**	$ 321	$ 444	$ 2,486
In the second year	**126**	**194**	**972**	15	21	115
	$ 143	**$ 221**	**$ 1,105**	$ 336	$ 465	$ 2,601

15. RELATED PARTY TRANSACTIONS

During the year, in its normal course of business, the Company entered into the following transactions with companies in which the Company's directors have interests under normal commercial terms of business:

Name of Related Company	Type of Relationship	Nature of Transaction	Consideration Paid by the Company 2001			2000		
			US$'000	**CDN$'000**	**HK$'000**	US$'000	CDN$'000	HK$'000
Chang Wen Khan Production Company	A company owned by a director	Provide TV commercial production services	**$ 152**	**$ 235**	**$ 1,176**	$ 126	$ 175	$ 980
Terrier Investments Limited	Shareholder of the Company and is owned by a director	Lease of premises	**116**	**179**	**896**	87	120	672
		Provision of management services by a director	**310**	**480**	**2,400**	335	464	2,600
Tammy Hui Productions	A company owned by a	Provide TV commercial	**43**	**67**	**336**	51	70	392

Ltd.	director's family member	production services

UNITED MEDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

15. RELATED PARTY TRANSACTIONS (Continued)

Name of Related Company	Type of Relationship	Nature of Transaction	Consideration Paid by the Company					
			2001			2000		
			US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Eder International Ltd.	A company owned by directors	Rental income from premises	**82**	**127**	**636**	41	57	318

16. REVENUE INFORMATION BY OPERATING ACTIVITIES

	2001			2000		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
TV commerical production services	**$ 2,813**	**$ 4,362**	**$ 21,808**	$ 4,197	$ 5,810	$ 32,533
Artiste management services	**148**	**229**	**1,146**	393	544	3,045
Television program production and distribution	**1,043**	**1,617**	**8,085**	1,451	2,010	11,252
	$ 4,004	**$ 6,208**	**$ 31,039**	$ 6,041	$ 8,364	$ 46,830

17. GENERAL AND ADMINISTRATION EXPENSES

	2001			2000		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Salaries and benefits	**$ 853**	**$ 1,323**	**$ 6,613**	$ 1,407	$ 1,947	$ 10,902
Office operation	**215**	**334**	**1,673**	878	1,216	6,806
Transportation, travel and entertainment	**145**	**225**	**1,126**	210	291	1,627
Consultancy and professional	**100**	**155**	**773**	326	450	2,522
Repairs and maintenance	**11**	**16**	**82**	27	37	210
Guarantee fee	**67**	**104**	**520**	-	-	-

$ 1,391	**$ 2,157**	**$ 10,787**	$ 2,848	$ 3,941	$ 22,067

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of on-balance sheet financial statements of the Company are equal to their book values as these items are short-term in nature.

The Company does not have any off-balance sheet financial instruments as at December 31, 2001 (2000 - $Nil).

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

20. SUBSEQUENT EVENTS

Subsequent to December 31, 2001:

a) The Company has issued 675,447 common shares in exchange for 1,128,000 convertible preferred shares of ChineseE.com Corporation at a conversion price of $1.67 per share.

b) The Company arranged a bank loan from the Bank of China to Odeon Productions Limited in the amount of HK$4million at an interest rate of prime plus 1%, repayable in six equal monthly payments which start six months after the funds are drawn. The loan is secured by various corporate and personal guarantees.

21. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2001			2000		
	US$'000	**CDN$'000**	**HK$'000**	US$'000	CDN$'000	HK$'000
Trade accounts receivable	**$ 193**	**$ 298**	**$ 1,492**	$ 201	$ 278	$ 1,555
Other receivables and prepayments	**(40)**	**(61)**	**(309)**	(296)	(410)	(2,298)
Film and video library	**37**	**58**	**290**	156	216	1,210
Inventories and production supplies	**4**	**6**	**30**	6	9	48
Amount due from directors	**149**	**231**	**1,157**	(67)	(93)	(518)
Accounts payable and accrued liabilities	**(711)**	**(1,102)**	**(5,511)**	152	210	1,175
Income tax payable	**(75)**	**(116)**	**(584)**	(3)	(4)	(24)
Unearned revenue	**(64)**	**(100)**	**(500)**	(420)	(582)	(3,256)
Amount due to related parties	**(62)**	**(97)**	**(484)**	106	146	819
Other	**(1)**	**(87)**	**-**	22	31	174
	$ (570)	**$ (970)**	**$ (4,419)**	$ (144)	$ (199)	$ (1,115)

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

This document compares United Media Limited's operating results and financial positions for 2001 and 2000. The discussion and analysis will provide shareholders and interested readers with management's perspective on the earnings and financial condition of United Media Limited ("The Company").

The Company maintains its financial records in Hong Kong dollars and all tabled amounts are in thousands of dollars. Figures in US and Canadian dollars have been provided for information only and are listed at 31 December 2001 exchange rates. These are approximately HK$7.75=US$1 (2000-HK$7.75=US$1) and HK$5.0=Cdn$1 (2000-HK$5.6=Cdn$1).

In compliance with the Canadian generally accepted accounting principles, the Company's 2001 consolidated financial information includes 100% of the operating results, assets and liabilities of Odeon Productions Limited ("Odeon"), 82% of the operating results, assets and liabilities of ChineseE.com Corporation ("CEC") and 50% of the operating results, assets and liabilities of United Media & Entertainment Corporation Limited ("UMEC") and its subsidiaries (collectively, referred to as "the Group").

The inflation rates that affected the Company's financial results ranged from

- -3% to 0% in Hong Kong and
- -3% to 7% in China.

The consolidated financial statements and notes thereto should be read in conjunction with these comments.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

OVERVIEW

The Company is a holding company of several operating companies carrying on business in:

- Television program production and distribution
- Television commercial production services
- Artiste management
- Post-production services

The following table shows sales by business segments and gross profit:

SALES AND GROSS PROFIT

	2001			2000		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Sales						
Television program production and distribution	1,043	1,617	8,085	1,451	2,010	11,252
TV commercial production services	2,814	4,362	21,808	4,197	5,810	32,533
Artiste management	148	229	1,146	393	544	3,045
	4,005	6,208	31,039	6,041	8,364	46,830
Cost of Sales	2,889	4,479	22,392	4,311	5,967	33,414
Gross Profit	1,116	1,729	8,647	1,732	2,395	13,416
Gross Profit Percent			28%			29%

Total Sales

MANAGEMENT'S DISCUSSION & ANALYSIS

Total sales for the Company for the year ended 31 December 2001 were HK$31 million (US$4 million or Cdn$6.2 million). This represents a 34% decrease compared to the total sales for the Company in 2000. This decrease was driven by the depression of the TV commercial production industry in Hong Kong. As a result of the general industry slowdown, fewer television commercials had been produced by the Company's TV commercial subsidiary – Odeon Production Limited, the Company's TV drama production entitled "Fame" which was released during the year performed worse than had been projected, and the Company was unable to maintain sufficient working capital to produce or acquire more TV programs for distribution during the year.

Gross Profit

The Company's gross profit margin was 28% in 2001 compared to 29% in 2000. The lower profit margin was mainly due to an increase competitions in the TV commercial production industry. To maintain key clients and market share in the more competitive market environment. The Company was forced to lower fees which simultaneously raising production cost.

Television Program Production and Distribution

Revenue for this division was HK$8 million (US$1 million, or Cdn$1.6 million) for 2001 reflected a 28% decrease from the results in 2000. The decrease was largely due to a lack of sufficient working capital for UMEC to produce or acquire enough TV programs for distribution during the year.

TV Commercial Production Services

Sales for this division were HK$22 million (US$2.8 million, or Cdn$4.4 million) in 2001, a 33% decrease from the results in 2000.

This decrease was due primarily to the general downturn of the TV commercial production industry in Hong Kong, which negatively affected all competitors in the market.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Artiste Management

Revenue for this division was HK$1.2 million (US$148,000, or Cdn$229,000) in 2001, representing a 62% decrease from the previous year's results. This decrease was largely due to the termination of the management contract with one of the Company's contact artists. Management is in the process of recruiting established as well as newer young artists to enlarge the Company's artiste management portfolio.

EXPENSES

The following table shows the 2001 and 2000 expenses by major categories.

	2001			2000		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Expenses:						
Salaries and benefits	853	1,323	6,613	1,407	1,947	10,902
Office operations and others	215	334	1,673	878	1,215	6,806
Transportation, travel and Entertainment	145	225	1,126	210	291	1,627
Consultancy and professional fees	100	155	773	325	450	2,522
Repair and maintenance	11	16	82	27	38	210
	1,324	2,053	10,267	2,847	3,941	22,067
Operating lease rentals	316	490	2,450	337	467	2,615
Bad debts written off	0	0	0	26	36	202
Loss on disposal of fixed assets	109	168	842	1	2	10
Exchange loss	8	12	61	12	17	94
	1,758	2,723	13,620	3,223	4,463	24,988
Depreciation and financing charges:						
Depreciation and amortization	521	807	4,037	191	264	1,480
Interest and charges	63	99	493	16	22	125
	2,341	3,629	18,150	3,430	4,749	26,593

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Salaries and benefits were HK$6.6 million (US$853,000 or Cdn$1.3 million) in 2001 representing a 39% decrease from the results of 2000. This decrease was due to the elimination of positions related to the Company's Internet division and the relocation of the Company's Hong Kong operations to China.

Office operations and other expenses were HK$ 1.7 million (US$215,000 or Cdn$334,000) in 2001, representing a 75% decrease from results of 2000. The decrease was due to the closure of the Taiwan and Hong Kong operations of the Company's Internet Division.

Transportation, travel and entertainment amounted to HK$1.1 million in 2001 (US$145,000 or Cdn$225,000), a decrease of 31% compared to 2000. The decrease was the result of the downsizing of the Company's Internet division.

Consultancy and professional fees decreased by 69% to HK$773,000 (US$100,000 or Cdn$155,000) for 2001 compared to 2000. The decrease was due to a significant reduction of legal and professional fees related to corporate finance incurred during the year.

Repair and maintenance costs decreased by 61% to HK$82,000 (US$11,000or Cdn$16,000) in 2001 compared to 2000.

Operating lease rentals were HK$2.5 million (US$316,000 or Cdn$490,000) in 2000, representing a decrease of 6% compared to 2000. This decrease was due to the termination of office leases related to the Company's Internet division and the reduction in floor space of the Company's Hong Kong office during the year.

Foreign Exchange

The Company is subject to foreign exchange risks in two particular areas:

1. intercompany balances denominated in Renminbi, Canadian dollars and US dollars and
2. cash deposits in Renminbi

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Foreign exchange losses of HK$61,000 (US$8,000 or Cdn$12,000) resulted from exchange fluctuations on the Company's Renminbi denominated balances and deposits.

Depreciation and amortization charges and interest and bank charges increased by 173% to HK$4.5 million (US$584,000 or Cdn$906,000) compared to 2000. This increase was due to Hong Kong's new accounting treatment of depreciation and amortization as listed under the Hong Kong Statement of Standard Accounting Practice No. 2.131 "Impairment of Assets" which came into effect during 2001. Under this practice, certain assets of the Company identified as impaired. The impairment of these assets amounted to HK$3,1 million (US$400,000 or Cdn$618,000) and is recognized on the income statement.

PROFITABILITY

The Company's 2001 pre-tax loss was HK$8.8 million (US$1.1 million or Cdn$1.8 million) a decrease of 16% compared the pre-tax loss of HK$10.5 million (US$1.4 million or Cdn$1.9 million) in 2000. Excluding the impairment losses recognized on the income statement due to Hong Kong's impairment characterization, the Company would have recorded a pre-tax loss of HK$5.4 million(US$702,000 or Cdn$1,090,000)

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at year end 2001 was HK$179,000(US$23,100 or Cdn$35,800). The working capital position was HK$4.7 million (US$0.6 million or Cdn$ 0.8 million), with a current ratio of 1.24:1

BUSINESS RISKS

1. The Company's television program production and distribution business carries significant potential risks. The nature of television program production requires the Company to invest cash at the beginning of the production stage, but it does not receive the related revenue until production has been completed and the program has been broadcast. Moreover, there is a risk that the program may not generate sufficient revenue to recoup the invested capital. Approximately 65% of the

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Company's market for this business segment is in Mainland China, where the programs are primary sold through a process known as barter syndication. Under barter syndication, the Company distributes its programs to local television stations in exchange for air-time which the Company can in turn sell to advertisers. There is no assurance that the local television stations will acquire the programs or that the number of advertisers who buy the commercial air-time will be sufficient to make this business segment profitable.

2 The Company continues to implement and pursue significant business expansion, which will require significant funding. The Company has yet to be able to generate such funding internally. The Company must secure external equity or debt financing in the near term.

The Company's management has taken specific steps to reduce the risks faces:

- continuously expanding the customer base
- cultivating relationships to build an even stronger distribution networks in China
- pursuing geographic diversification: establishing operations in several cities in China, and spreading its distribution business to Asian TV markets internationally.
- acquiring strategic partners with relevant business experience and financial resources.

united media limited

Hong Kong Office :Unit 1, 12/F Kodak House, Phase II, 39 Health Street East, North Point, H.K.
Tel: (852) 2524-9506 Fax: (852) 2562-0885 E-mail: investor.relations@umhl.com

Canadian Office : 1209 Madison Avenue, Burnaby, Vancouver, BC V5C 4Y4 Canada
Tel: 604-298-1298 Fax: 604-298-7121

FOR IMMEDIATE RELEASE

PRESS RELEASE:

Contact:

Danny Hui
Chief Executive Officer
United Media Limited
Tel: (852) 2524-9506 (Hong Kong)
Fax: (852) 2562-0885
Email: investor.relations@umhl.com

UNITED MEDIA ANNOUNCES RESULTS FOR YEAR ENDED OF 2001

Hong Kong, May 20, 2002 – United Media Limited (Canadian Venture Exchange: UFV, SEC Exemption #82-3859) announced financial results of its year ended December 31, 2001.

	December 31, 2001 (Cdn$'000)	December 31, 2000 (Cdn$'000)
Sales	6,208	8,364
Gross Profit	1,729	2,396
Net Loss For The Period	(1,708)	(1,625)
Loss Per Share	(0.135)	(0.13)
Net Asset	(902)	719

About United Media

United Media is an integrated media and entertainment company. It is a developer of high quality television programs for the Chinese markets worldwide, with a syndication network in China covering over 250 million television households with an audience of over one billion. Its wholly owned subsidiary, Odeon Productions Limited, is one of the leading, innovative television commercial production companies in Hong Kong. Its other subsidiary, United Artiste Management Limited, manages the careers of a select portfolio of celebrities in the Greater China region. Headquartered in Hong Kong, United Media has offices in Beijing, Shanghai, Guangzhou, and Vancouver.

For and On behalf of
United Media Limited

Danny Hui
President & Chief Executive Officer

Information published by the company contains forward-looking statements regarding anticipated developments and agreements. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with the company's ability to achieve the objectives of its business strategy, accelerate or defer operating expenses, and achieve revenue. The reader is cautioned not to place undue reliance on forward-looking statements.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Earnings Release.